                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of September 2002


                           PETROLEUM GEO-SERVICES ASA
                 (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F [X]    Form 40-F [ ]

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes [ ]    No [X]

[PGS LOGO]                                                          NEWS RELEASE
--------------------------------------------------------------------------------
FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE

J. CHRIS BOSWELL, SVP & CFO                                   September 17, 2002
SAM R. MORROW, SVP Finance & Treasurer
Phone:  281-589-7935
DAG W. REYNOLDS, Director European IR
Phone:  +47 67 52 64 00


                       Petroleum Geo-Services ASA Provides
                Information on Procedures for ADR Holders to Vote
                        at Extraordinary General Meeting


      HOUSTON, TEXAS; OSLO, NORWAY; SEPTEMBER 17, 2002: Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) announced today that Citibank, N.A., as depositary for the Company's American Depositary Shares (ADSs), is providing information to holders of those ADSs regarding voting procedures for the extraordinary general meeting of the Company's shareholders to be held on September 27, 2002. At the meeting, the Company's shareholders will consider (1) the election of a new board of directors and (2) the authorization of an increase in the share capital of the Company of up to 51.7 million shares.

      Record holders of ADSs wishing to give voting instructions for the meeting to Citibank must return a voting instruction form to Citibank as described below by 10:00 a.m., New York time, on Tuesday, September 24. Beneficial owners holding ADSs in "street" name through a broker should contact their brokers to submit voting instructions to Citibank on behalf of such beneficial owners.

      As permitted under Norwegian law, nominees for election to the Company's board of directors were not proposed in the Company's calling notice for the extraordinary general meeting, but are expected to be named at the meeting prior to voting. As a result, Citibank has informed the Company that holders of ADSs will not be permitted to provide voting instructions to Citibank for that proposal. If a holder of ADSs wishes to vote on that proposal, that holder or a person acting on behalf of such holder must attend the meeting and vote in person or by proxy.

      Under the depositary agreement for the ADSs, beneficial owners of ADSs who intend to attend the extraordinary general meeting in person must return to Citibank both an admission request and a confirmation of beneficial ownership prior to 10:00 a.m., New York time, on Tuesday, September 24. Upon timely receipt of a completed admission request and confirmation of beneficial ownership, Citibank will (1) notify PGS of a beneficial owner's intention to attend the meeting in person or by proxy authorizing a person other than Citibank or the custodian for PGS' shares in Norway to exercise that owner's voting rights; and (2) cause a confirmation of the beneficial owner's ownership to be delivered to the Company and the beneficial owner. Beneficial owners who wish to attend the meeting in person will be required to present Citibank's confirmation of beneficial ownership at the meeting.

                                    --more--

---------------------------------------------------------------------------------------------------------------
Petroleum Geo-Services ASA   Phone: 281-589-7935            Petroleum Geo-Services ASA   Phone: +47 67 52 64 00
16010 Barker's Point Lane    Fax:   281-589-1482            PGS-House                    Fax:   +47 67 53 68 83
Suite 600                                                   Strandveien 4
Houston, TX 77079                                           N-1366 Lysaker, Norway

           To access more information, visit our web site: www.pgs.com

      Voting instructions, admissions requests and confirmations of beneficial ownership should be returned to Citibank, N.A. - Depositary Receipts, P.O. Box 8527, Edison, New Jersey 08818-9395. Holders may obtain copies of these documents from Citibank by calling Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237), or may download copies from PGS' report on Form 6-K to be filed with the U.S. Securities and Exchange Commission or from PGS' web site at www.pgs.com. If you have any questions about the way in which voting instructions, admissions requests and confirmations of beneficial ownership may be delivered to Citibank, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

      Please note that holders and beneficial owners of ADSs who wish to exercise their voting rights directly as shareholders, rather than as ADS holders or beneficial owners through the services of Citibank, will be entitled to do so, subject to the requirements of Norwegian law and the Company's Articles of Association, upon surrender at or prior to the close of business on Monday, September 23, 2002 to Citibank of ADSs for cancellation and re-registration of PGS shares in the name of the holder or beneficial owner so surrendering the ADSs.

      Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. These data are used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems ("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                                     --END--


--------------------------------------------------------------------------------

TIME SENSITIVE
  MATERIALS



                             DEPOSITARY'S NOTICE OF
                            SHAREHOLDERS' MEETING OF
                           PETROLEUM GEO-SERVICES ASA

ADSs:                           American Depositary Shares evidenced by American
                                Depositary Receipts ("ADRs").

ADS CUSIP NO.:                  716597109.

ADS RECORD DATE:                September 16, 2002.

MEETING SPECIFICS:              Extraordinary General Meeting - September 27, 2002 at
                                10:00 A.M. (Norwegian time) at the PGS-House,
                                Strandveien 4, 1366 Lysaker, Norway.

MEETING AGENDA:                 Please refer to the Company's Calling Notice of
                                Extraordinary General Meeting enclosed herewith.

ADS VOTING INSTRUCTIONS         On or before 10:00 A.M. (New York City time) on
DEADLINE:                       September 24, 2002.

DEPOSITED SECURITIES:           Ordinary shares, nominal value NOK 5 per share, of
                                Petroleum Geo-Services ASA, a company organized and
                                existing under the laws of the Kingdom of Norway
                                (the "Company").

ADS RATIO:                      1 ordinary share to 1 ADS.

DEPOSITARY:                     Citibank, N.A.

CUSTODIANS OF                   Den norske Bank, Oslo.
DEPOSITED SECURITIES:           Nordea Bank Norge ASA, Oslo.

DEPOSIT AGREEMENT:              Deposit Agreement, dated as of May 25, 1993, as amended
                                by the First Amendment to Deposit Agreement, dated as of
                                April 24, 1997, by and among the Company, the
                                Depositary, and all of the Holders of ADRs, evidencing
                                ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on TUESDAY, SEPTEMBER 24, 2002.

To be eligible to attend the Meeting in person or by proxy, your Request for Admission must be received by the Depositary prior to 10:00 A.M. (New York City
Time) on TUESDAY, SEPTEMBER 24, 2002.

         The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time, and location identified above. COPIES OF THE CALLING NOTICE OF EXTRAORDINARY GENERAL MEETING FROM THE COMPANY, WHICH INCLUDES THE AGENDA FOR THE MEETING IS ENCLOSED.*

VOTING THROUGH THE DEPOSITARY.

         Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions to the Depositary, prior to the ADS Voting Instructions Deadline, in the enclosed pre-addressed envelope.

         Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the voting instructions contained therein.

ATTENDANCE IN PERSON OR BY PROXY.

         Beneficial owners of ADSs who intend to attend the Meeting in person must sign, complete, and return both the enclosed Admission Request and the enclosed Confirmation of Beneficial Ownership to the Depositary, prior to the ADS Voting Instructions Deadline, in the enclosed pre-addressed envelope. Upon timely receipt of a signed and completed Admission Request and Confirmation of Beneficial Ownership, the Depositary shall, as promptly as practicable: (i) notify the Company of a beneficial owner's intention to attend the Meeting in person or by proxy authorizing a person other than the Depositary or the Custodian to exercise such owner's voting rights; and (ii) cause a confirmation of the beneficial owner's beneficial ownership of the ADSs specified to be delivered to the Company and to such beneficial owner at the address specified by such beneficial owner. BENEFICIAL OWNERS WHO WISH TO ATTEND THE MEETING IN PERSON WILL BE REQUIRED TO PRESENT THE DEPOSITARY'S CONFIRMATION OF BENEFICIAL OWNERSHIP FOR SUCH PERSON AT THE MEETING.

MATTERS TO BE CONSIDERED AT EXTRAORDINARY GENERAL MEETING

         As set forth in the Calling Notice, the items to be considered at the Meeting are (1) approval of the election of one person to countersign the minutes, (2) approval of the election of a new Board of Directors and (3) approval of a motion to authorize the Company's Board of Directors to increase the share capital. With respect to proposal (2), as permitted under Norwegian law, nominees for election as director have not been proposed in the Calling Notice. ACCORDINGLY, HOLDERS OF ADSs WILL NOT BE PERMITTED TO PROVIDE VOTING INSTRUCTIONS TO THE DEPOSITARY WITH RESPECT TO SUCH PROPOSAL, AND MAY ONLY PROVIDE VOTING INSTRUCTIONS WITH RESPECT TO PROPOSALS (1) AND (3). IF A HOLDER OR BENEFICIAL OWNER OF ADSs WISHES TO VOTE ON PROPOSAL (2), SUCH HOLDER OR OWNER OR A PERSON ACTING ON BEHALF OF SUCH HOLDER OR OWNER MUST ATTEND THE MEETING AND VOTE IN PERSON OR BY PROXY, AS DESCRIBED ABOVE.

----------
* As set forth in Section 4.08 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Kingdom of Norway and the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

VOTING AS SHAREHOLDER.

         Please note that Holders of ADSs and beneficial owners of ADSs who wish to exercise their voting rights directly as shareholders, rather than as ADS Holders or beneficial owners through the services of the Depositary will be entitled to do so, subject to the requirements of Norwegian law and the Company's Articles of Association, upon surrender at or prior to the close of business on Monday, September 23, 2002 to the Depositary of ADSs for cancellation and re-registeration of Deposited Securities in the name of the Holder of ADSs or beneficial owner so surrendering the ADSs.

         PLEASE NOTE THAT THE COMPANY HAS INFORMED THE DEPOSITARY THAT NORWEGIAN LAW PROVIDES THAT ANY PERSON, ENTITY, OR GROUP ACTING IN CONCERT THAT ACQUIRES OR DISPOSES OF ADSs OR DEPOSITED SECURITIES RESULTING IN ITS BENEFICIAL OWNERSHIP, DIRECTLY OR INDIRECTLY, EXCEEDING OR FALLING BELOW IN THE AGGREGATE THE THRESHOLDS OF 1/10, 1/5, 1/3, 1/2, 2/3 OR 9/10 OR SUCH OTHER PERCENTAGE AS MAY BE REQUIRED TO BE DISCLOSED FROM TIME TO TIME UNDER ANY LAW, REGULATION, OR PRACTICE OF NORWAY, OF THE SHARE CAPITAL OR VOTING RIGHTS OF THE COMPANY, SHALL PROMPTLY SEND TO THE COMPANY BY REGISTERED OR CERTIFIED MAIL SUCH INFORMATION, AS IS REQUIRED BY SECTION 3.04 OF THE DEPOSIT AGREEMENT.

         The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and beneficial owners of ADSs, the Company, and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

         IF YOU HAVE ANY QUESTIONS ABOUT THE WAY IN WHICH VOTING INSTRUCTIONS, ADMISSIONS REQUESTS AND CONFIRMATIONS OF BENEFICIAL OWNERSHIP MAY BE DELIVERED TO THE DEPOSITARY, PLEASE CONTACT CITIBANK, N.A. - ADR SHAREHOLDER SERVICES AT 1-877-CITI-ADR (1-877-248-4237).


                                             Citibank, N.A., as Depositary

                                ADMISSION REQUEST


BENEFICIAL OWNERS OF AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES OF PETROLEUM GEO-SERVICES ASA (THE "COMPANY") WHO WISH TO EXERCISE THE RIGHTS INCIDENT TO SUCH ADSs IN PERSON OR BY PROXY AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS SHOULD SIGN AND DELIVER THIS ADMISSION REQUEST TO CITIBANK, N.A. - DEPOSITARY RECEIPTS, P.O. BOX 8527, EDISON, NEW JERSEY 08818-9395, NOT LATER THAN 10:00 A.M. NEW YORK CITY TIME ON SEPTEMBER 24, 2002.

To Citibank, N.A., as depositary (the "Depositary") of American Depositary Receipts
("ADRs"), evidencing American
Depositary Shares ("ADSs"),
representing ordinary shares of the Company.

         The undersigned, as the beneficial owner (or acting on behalf of the beneficial owner) of the ADSs identified below the undersigned's name and signature, hereby:


(i) instructs Citibank, N.A. to make known to the Company that the beneficial owner of the ADSs identified below wishes to attend the Extraordinary General Meeting of Shareholders of the Company (the "Meeting") to be held at 10:00 A.M. (Norwegian time) on September 27, 2002, in Lysaker, Norway;

(ii) acknowledges receipt of the Depositary's Notice of Shareholder Meeting, together with the Company's Calling Notice of Extraordinary General Meeting which includes the agenda for such Meeting; and

(iii) agrees to indemnify and hold harmless the Depositary and the Company for any liability it or they may incur as a result of the actions undertaken, certifications and agreements made, and instructions given by the undersigned.

Please sign your name to this Admission Request. When signing in a fiduciary or representative capacity, please give full title as such. Where there is more than one owner, each should sign.

Admission Requests executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.


                     -------------------------------------
                              [SIGNATURE OF HOLDER]

NAME OF BENEFICIAL OWNER:
                                              ---------------------------------

NUMBER OF ADSs:
                                              ---------------------------------

CERTIFICATE NUMBERS:
                                              ---------------------------------

DATE:
                                              ---------------------------------

TELEPHONE NUMBER:
                                              ---------------------------------

TAXPAYER ID NUMBER:
                                              ---------------------------------

THIS ADMISSION REQUEST MUST BE DELIVERED PRIOR TO 10:00 A.M., NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 24, 2002 TO CITIBANK, N.A. - DEPOSITARY RECEIPTS, P.O. BOX 8527, EDISON, NEW JERSEY 08818-9395, U.S.A.

                      CONFIRMATION OF BENEFICIAL OWNERSHIP
                      (TO BE COMPLETED BY BENEFICIAL OWNERS
                        ATTENDING THE MEETING IN PERSON)

         In accordance with Section 4.08 of the Deposit Agreement, dated as of May 25, 1993, as amended by the First Amendment to the Deposit Agreement, dated as of April 24, 1997, by and among Petroleum Geo-Services ASA (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all of the Holders of American Depositary Receipts issued thereunder, and in connection with the Extraordinary General Meeting of Shareholders of the Company to be held on September 27, 2002, the undersigned hereby confirms that: (i) he/she is the beneficial owner of, or the registered holder with full authority to act on behalf of the beneficial owner of, the American Depositary Shares ("ADSs") representing ordinary shares of the Company, nominal value NOK 5 each, set out opposite his/her name and address below; and (ii) if the undersigned is a registered holder acting on behalf of a person who is a beneficial owner of ADSs, each such person who is the beneficial owner of such ADSs.

Dated:                                          By:
      ---------------------------                  ----------------------------
                                                Name:


NAME OF BENEFICIAL OWNER                ADDRESS                 NUMBER OF ADSs
------------------------                -------                 --------------

THIS CONFIRMATION OF BENEFICIAL OWNERSHIP MUST BE DELIVERED PRIOR TO 10:00 A.M., NEW YORK CITY TIME ON, TUESDAY, SEPTEMBER 24, 2002 TO CITIBANK, N.A. - DEPOSITARY RECEIPTS, P.O. BOX 8527, EDISON, NEW JERSEY 08818-9395, U.S.A.

        PLEASE MARK                                                    |
[X]     YOUR VOTE AS IN                                                | 0000
        THIS EXAMPLE                                                   |_ _ _ _




If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below relating to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.



                                                    FOR     AGAINST    ABSTAIN

                                        1

                                        2           N/A       N/A        N/A

                                        3



SIGNATURE(s)                                      DATE
            ---------------------------------          ----------------------


Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

--------------------------------------------------------------------------------

                                  DETACH HERE

================================================================================
1. Approval of the election of one person to countersign the minutes, as set forth in the Company's Calling Notice of Extraordinary General Meeting enclosed herewith.

2. Approval of the election of new Board of Directors, as set forth in the Company's Calling Notice of Extraordinary General Meeting enclosed herewith.*

3. Approval of the motion to authorize the Company's Board of Directors to increase the share capital, as set forth in the Company's Calling Notice of Extraordinary General Meeting enclosed herewith.


* As permitted under Norwegian law, nominees for election as director have not been proposed in the Calling Notice. Accordingly, Holders of ADSs will not be permitted to provide Voting Instructions to the Depositary with respect to this proposal, and may only provide Voting Instructions with respect to proposals (1) and (3). If a Holder or beneficial owner of ADSs wishes to vote on proposal (2), such Holder or owner or a person acting on behalf of such Holder or owner must attend the meeting and vote in person or by proxy, as described in the Depositary's Notice.
================================================================================

THE VOTING INSTRUCTIONS MUST BE SIGNED, COMPLETED AND RECEIVED AT THE INDICATED ADDRESS PRIOR TO 10:00 A.M. (NEW YORK CITY TIME) ON TUESDAY, SEPTEMBER 24, 2002
                            FOR ACTION TO BE TAKEN.


2002 VOTING INSTRUCTIONS                             AMERICAN DEPOSITARY SHARES

================================================================================

                   PETROLEUM GEO-SERVICES ASA (THE "COMPANY")


CUSIP No.:                     716597109.

ADS Record Date:               September 16, 2002.

Meeting Specifics:             Extraordinary General Meeting - September 27,
                               2002, at 10:00 A.M. (Norwegian time) at the PGS-House, Strandveien 4, 1366 Lysaker, Norway.

Meeting Agenda:                Please refer to the Company's Calling Notice of
                               Extraordinary General Meeting enclosed herewith.

Depositary:                    Citibank, N.A.

Deposit Agreement:             Deposit Agreement, dated as of May 25, 1993, as
                               amended by the First Amendment to Deposit
                               Agreement, dated as of April 24, 1997.

Deposited Securities:          Ordinary shares, nominal value NOK 5 per share,
                               of the Company.

Custodians:                    Den norske Bank, Oslo
                               Nordea Bank Norge ASA, Oslo.

The undersigned Holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

================================================================================
         PLEASE NOTE THAT THE COMPANY HAS INFORMED THE DEPOSITARY THAT NORWEGIAN LAW PROVIDES THAT ANY PERSON, ENTITY, OR GROUP ACTING IN CONCERT THAT ACQUIRES OR DISPOSES OF ADSs OR DEPOSITED SECURITIES RESULTING IN ITS BENEFICIAL OWNERSHIP, DIRECTLY OR INDIRECTLY, EXCEEDING OR FALLING BELOW IN THE AGGREGATE THE THRESHOLDS OF 1/10, 1/5, 1/3, 1/2, 2/3 OR 9/10 OR SUCH OTHER PERCENTAGE AS MAY BE REQUIRED TO BE DISCLOSED FROM TIME TO TIME UNDER ANY LAW, REGULATION, OR PRACTICE OF NORWAY, OF THE SHARE CAPITAL OR VOTING RIGHTS OF THE COMPANY, SHALL PROMPTLY SEND TO THE COMPANY BY REGISTERED OR CERTIFIED MAIL SUCH INFORMATION, AS IS REQUIRED BY SECTION 3.04 OF THE DEPOSIT AGREEMENT.
================================================================================

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

--------------------------------------------------------------------------------
                                   DETACH HERE

                                 CALLING NOTICE

                                       OF

                          EXTRAORDINARY GENERAL MEETING


Notice is hereby given of an Extraordinary General Meeting of Petroleum Geo-Services ASA at the PGS-House, Strandveien 4, 1366 Lysaker, Norway to be held on

          FRIDAY, SEPTEMBER 27, 2002, AT 10:00 O'CLOCK NORWEGIAN TIME.

The Board of Directors of Petroleum Geo-Services ASA has decided to convene an Extraordinary General Meeting as requested by Jens Ulltveit-Moe on behalf of Umoe Invest AS (the "Shareholder"), that holds more than one twentieth of the shares of Petroleum Geo-Services ASA, to determine following:


                  THE EXTRAORDINARY GENERAL MEETING WILL BE OPENED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS AND ACCORDING TO THE ARTICLES OF ASSOCIATION SECTION 9 THE CHAIRMAN SHALL ALSO CHAIR THE EXTRAORDINARY GENERAL MEETING.


ITEM 1            ELECTION OF ONE PERSON TO COUNTERSIGN THE MINUTES

                  It is proposed that one person be elected among those present at the Extraordinary General Meeting to countersign the Minutes.

ITEM 2            ELECTION OF NEW BOARD OF DIRECTORS

                  As requested by the Shareholder, it is proposed that a new Board of Directors be elected. The number of Directors constituting the Board may be changed.

ITEM 3            MOTION TO AUTHORIZE THE COMPANY'S BOARD OF
                  DIRECTORS TO INCREASE THE SHARE CAPITAL

                  The Shareholder has requested that the Board of Directors propose that the Board be given the authority to increase the Company's share capital. Subsequent to the Company's Annual General Meeting and the issuance of its 2001 consolidated financial statements, the Company's proposed merger with Veritas DGC, Inc. was terminated. The Company has implemented a company-wide cost reduction program and is evaluating alternatives for refinancing indebtedness maturing in 2003. Accordingly, and in order to potentially increase the Company's equity capital and to give the Board of Directors flexibility in managing the Company's capital structure, it is proposed that the Board be given the authority to increase

EXTRAORDINARY GENERAL MEETING September 27, 2002                          2 of 3
--------------------------------------------------------------------------------

                  the share capital by up to NOK 258,350,000 through one or more subscriptions of up to 51,670,000 shares, each share of nominal value NOK 5,-. In order to give the Board necessary flexibility such capital increases shall occur without the exercise of pre-emptive rights, which must be waived by the shareholders.

                  The existing General authorization given in the Annual General Meeting on June 19, 2001, which will expire June 19, 2003, is withdrawn and replaced by following authorization to read:

                  The Board of Directors is authorized under the Norwegian Public Limited Companies Act Section 10-14 to increase the share capital by up to NOK 258,350,000 through one or more subscriptions of up to 51,670,000 shares, each share of nominal value NOK 5.

                  The Board is authorized to determine the timing of the increase in capital, the price and terms of such offerings and subscriptions, which shall occur without the exercise of pre-emptive rights which are hereby waived by the Company's shareholders when granting this authority and which shall:

                  (i) be applied in connection with one or more offerings of the Company's shares in the Norwegian and/or international markets or directly to one or more investors or subscribers, whether such offerings are public or private and whether or not underwritten,

                  (ii) be applied in connection with the acquisition of other companies or businesses or assets, or

                  (iii) be made for such purposes which shall be decided by the Board to be in the interest of the Company.

                  The Board is authorized to decide the number of shares, up to an aggregate of 51,670,000 shares, which may be offered in the aggregate or in part from time to time to each separate subscriber.

                  The authority may be used also in the situations described in the Norwegian Stock Exchange Act Section 5-15 and the Norwegian Securities Trading Act Section 4-17.

                  The authorization is valid until September 26, 2004 and the Board is authorized to amend the Articles of Association
                  Section 3 accordingly.


                  In the event of any changes to the share capital or the number of shares as a consequence of, among others, share splits and recapitalization issues, the authorization is altered accordingly.

EXTRAORDINARY GENERAL MEETING September 27, 2002                          3 of 3
--------------------------------------------------------------------------------


                                      * * *

In the Company's Extraordinary General Meeting, each share has one vote. An owner with shares registered through a custodian has voting rights equivalent to the number of shares which are covered by the Custodian arrangement provided that the owner of the shares shall within two working days before the Extraordinary General Meeting provide the Company with his name and address together with a confirmation from the custodian to the effect that he is the beneficial owner of the shares held in custody.

Shareowners who wish to take part in the Extraordinary General Meeting must give notice to Nordea Bank Norge ASA, Custody Services, P.O. Box 1166 - Sentrum, 0107 OSLO, Norway not later than two working days before the Extraordinary General Meeting, i.e. September 25, 2002 by 10:00 (Norwegian time). Notice can also be given to Nordea Bank Norge ASA by fax at +47 22 48 63 49.


                            Oslo, September 11, 2002


                            /s/ Reidar Michaelsen
                            -------------------------
                                Reidar Michaelsen
                                    Chairman



Enclosure:        Authorization of proxy

                  In case you are not able to participate in the Extraordinary General Meeting, power of attorney may be given to Reidar Michaelsen, Chairman & CEO, or Mark G. Frantz, Director.

                  Reidar Michaelsen               Mark G. Frantz
                  PETROLEUM GEO-SERVICES ASA      C/O PETROLEUM GEO-SERVICES ASA
                  c/o Nordea Bank Norge ASA       115 East 69th Street
                  P.O. Box 1166 - Sentrum         New York, NY 10021
                  N-0107 Oslo
                  NORWAY


--------------------------------------------------------------------------------

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PETROLEUM GEO-SERVICES ASA
                                                (Registrant)


                                        By: /s/ J. Christopher Boswell
                                            -------------------------------
                                                J. Christopher Boswell
                                            Senior Vice President and Chief
                                                   Financial Officer


                                        By: /s/ William E. Harlan
                                            -------------------------------
                                                William E. Harlan
                                                 Vice President,
                                             Chief Accounting Officer
                                                  and Controller


Date: September 18, 2002